Sharon D. Mitchell, Attorney at Law
SD Mitchell & Associates, PLC
829 Harcourt Rd. ∙ Grosse Pointe Park, Michigan 48230
57492 Onaga Trail ∙ Yucca Valley, California 92284
 (248) 515-6035 (Telephone) ∙ (248) 751-6030 (Facsimile) ∙ sharondmac2013@gmail.com

3 April, 2015

Mr. Gabriel Eckstein, Staff Attorney

Ms. Barbara C. Jacobs, Assistant Director

Ms. Maryse Mills-Apenteng, Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Separation Degrees – One, Inc. Registration Statement on Form S-1 Filed January 26, 2015 File No. 333-201698

Dear Mr. Eckstein:

We are in receipt of your correspondence dated February 20, 2015, and on behalf of Mr. Gannon Giguiere, Chairman and Chief Executive Officer of Separation Degrees – One, Inc., I would like to take this opportunity to respond to your comments in said correspondence and with regard to the above-referenced Form S-1 Registration Statement for Separation Degrees – One, Inc.

Fee Table

1. In your fee table, you include the 99,100,000 shares held by existing shareholders. You indicate by footnote that theses shares are not offered for resale. They are also described elsewhere as “restricted,” suggesting they are not available for resale. Please note that Form S-1 is used only to register a securities transaction under the Securities Act of 1933. If you are not seeking to include the shares held by existing shareholders for resale in this offering, as your disclosure suggests, you should revise the fee table to remove references to shares held by existing shareholders and include only those securities that your company is offering for sale to the public. In addition, please revise other sections of your document where you refer to the registration of common stock, held by existing shareholders to delete such references. Please revise your filing accordingly. Alternatively, if you intended to register these shares for resale by the selling shareholders or for some other purpose, please advise.

Response: We have revised the fee table to reflect only the 20,000,000 shares that we are offering to the public. Additionally, we have revised/deleted other sections of our document regarding referencing registration of existing shareholders shares.

Securities and Exchange Commission Division of Corporation Finance Separation Degrees – One, Inc. File No. 333-201698 3 April, 2015 Page 2

Prospectus Cover Page

2. The “Subject to Completion” legend appears to be at the bottom of the Registration facing page. Please relocate it so that it appears prominently on the cover page of your prospectus. Refer to Item 501(b)(10) of Regulation K.

Response: This legend has been moved to its appropriate place.

3. Please refer to comment 1 above and delete the reference to the registration of restricted shares of common stock or advise.

Response: This reference has been deleted.

4. Regarding the dealer prospectus delivery obligation, please disclose the date specified in Section 4(3) of the Securities Act and Rule 174. Refer to Item 502(b) of Regulation S-K.

Response: The appropriate language has been added.

Company Overview, page 5

5. Please substantially revise your summary so that it is brief, concise, and avoids repeating information about your business and related matters provided later in your document. Refer to Item 501(a) of Regulation S-K. In revising this section, please carefully consider and identify those aspects of the offering, your business, and strategies that are most significant and determine how best to highlight those points in clear, plain language. When revising, define any acronyms where first used.

Response: Our summary has been revised.

6. You state that you have not generated any sales, however, the language in the summary suggests that you are actively selling your products and services. You also disclose that your proprietary software was developed “in-house” when you were recently formed and entered into an asset purchase agreement. Language that you provide, offer, coordinate, market, or deliver products or services and that you have developed proprietary software may be inappropriate to convey to an investor the present status of your business. It is also inappropriate to indicate that you generate revenue. Please review and revise here and elsewhere, including under the caption “Description of Business,” to state in clearly and unambiguously that you have generated no revenues, have no clients and have not begun meaningful business operations and to provide a more accurate description of your current business activities.

Response: We have revised the language in this section to more adequately describe our business operations and business activities.

Securities and Exchange Commission Division of Corporation Finance Separation Degrees – One, Inc. File No. 333-201698 3 April, 2015 Page 3

7. You state in the third paragraph on page 6 that your team members are from “Google, Yahoo, Shopping.com, Broadcom, Cisco, Volcom, Oakley and other leading technology and consumer brands.” Please revise to remove promotional language from your document.

Response: This language has been revised and promotional language removed.

8. We note the third-party websites that you disclose on page 6 and elsewhere in your prospectus, including www.separationdegrees.com. Where you include a hyperlink in your prospectus, you assume responsibility for the hyperlinked information as if it were part of your document. Refer to footnote 41 of Release No. 33-7856 (April 28, 2000). Please revise to delete these hyperlinks or advise. Note that references to reports, surveys and the like should include the name of the publisher and report as well as the date of publication.

Response: We have eliminated and/or revised this section regarding third-party websites.

Risk Factors

You may have limited access…page 10

9. Please clarify what you mean by the statement in the last paragraph of this risk factor that you “will not be subject to the protection of the ongoing private regulations.” Please that going-private rules apply to companies that report under Section 15(d) of the Exchange Act.

Response: We have eliminated this language in the risk factor.

Our business is competitive…page 13

10. Please revise this risk factor to get to the risk as quickly as possible and provide enough detail to place the risk in context. The specific risk highlighted in this risk factor does not stand out from the extensive level of detail you provide, which is mostly repeated elsewhere in your document. Please revise to eliminate extraneous detail and, if appropriate, by including a specific cross-reference to the more detailed discussion elsewhere.

Response: We have revised this risk factor so that it more quickly gets to, and explains, the risk.

Use of Proceeds, page 17

11. Please revise the text on page 17 and the table on page 18, as well as comparable disclosure elsewhere in your document, to disclose how you will allocate the proceeds of this offering if you sell less that 50% of the offered shares. For example, you should consider disclosing how you will allocate proceeds if you sell 25% or 10% of the offered shares.

Response: We have revised the Use of Proceeds sections (as well as the table) to reflect the results of 100%, 75%, 50%, 25% and 10%.

Securities and Exchange Commission Division of Corporation Finance Separation Degrees – One, Inc. File No. 333-201698 3 April, 2015 Page 4

12. In the second paragraph in this section you disclose that part of the proceeds will be used to direct Internet traffic to www.separationdegress.com. According to “Legal” disclosure in that website, the site and services are provided by Separation Degrees Media, Inc., whose address you share as disclosed in your Description of Property. With a view toward revising your disclosure, tell us the nature of your relationship with Separation Degrees Media, Inc. In addition, explain why you are intending to direct proceeds to a website that appears to be owned by another entity.

Response: We have revised this language to more accurately describe the use of proceeds.

Dilution, page 19

13. In the last two rows in the second table in this section you disclose that there is no dilution to new investors. This is inconsistent with the row immediately above, which discloses an increase in net tangible book value as a result of new investors. Please reconcile. In addition, expand your table to disclose dilution where only 25% and 10% of your shares in this offering are sold.

Response: We have revised the Dilution Table for consistency and have added a column for 25% and for 10% sales of the shares.

Procedures for Subscribing, page 20

14. Please tell us which provisions of your Subscription Agreement in exhibit 4.2 allow for the rejection of a subscription by the investor. Also tell us how this offering complies with sections 4(a) and 4(w) of your Subscription Agreement regarding registration under the Securities Act.

Response: We have revised our Subscription Agreement to allow for rejection of the investor. We have also revised the Subscription Agreement to remove sections 4(a) and 4(w), as the shares they will be subscribing to will be shares that we are registering in our Registration Statement.

Description of Securities

Common Stock, page 21

15. Please tell us which provisions of your Bylaws permits shareholders to call special meetings where the meeting is not called after 60 days.

Response: We have revised our document to more adequately reflect the language of our Bylaws.

Securities and Exchange Commission Division of Corporation Finance Separation Degrees – One, Inc. File No. 333-201698 3 April, 2015 Page 5

Preferred Stock, page 21

16. Please describe the rights, privileges, and preferences of your outstanding preferred. Refer to Item 202 of Regulation S-K. In this regard, we note that you are accruing the dividends payable to the Series A preferred shares. Also file a Certificate of Designations, Preferences and Rights of Series A Convertible Stock and Common Stock mentioned in Section 1.03 of your Asset Purchase Agreement in exhibit 10.3.

Response: We have added a summary of the rights, privileges and preferences of the outstanding Series A Preferred, and have updated the table to reflect those rights.

Description of Business, page 22

17. Refer to comment 6 above and substantially revise this section to provide an accurate description of your current business activities that reflect your development state status. In addition, please also provide a description of your assets in Schedule 1.01(a) of exhibit 10.3. Your disclosure should expand on Schedule 1.01(a) to describe in reasonable detail the stage of development and purpose of your software platform as well as your consulting relationships. Also describe how both the platform and consulting relationships will be used to generate revenue.

Response: This section has been revised to more adequately describe our current business activities.

Competition, page 27

18. Please tell us what consideration you gave to including a discussion explaining to what extent you compete with Eventure interactive, Inc. and Separation Degrees Media, Inc. We note that on November 21, 2012, Eventure purchased a software platform with the same description as the platform in Schedule 1.01(a) of your Asset Purchase Agreement in exhibit 10.3. In addition, Separation Degrees Media appears to be in the same line of business.

Response: Eventure is a social media platform, Separation Degrees Media, Inc. has been dissolved, and Separation Degrees – One is an e-commerce development company. Additionally, the software that has been acquired is a completely different platform than Eventure, of which a more comprehensive description has been provided within the S-1 document.

We will not be competing with Eventure, we will provide services to Eventure.

Securities and Exchange Commission Division of Corporation Finance Separation Degrees – One, Inc. File No. 333-201698 3 April, 2015 Page 6

Employees and Consultants, page 28

19. Please disclose the number of full and part-time employees. In addition, please disclose the nature of your relationship with your contractors and professional and advisory consultants, such as whether you entered into agreements with these persons and their material obligations under the agreements. If they do not have any obligations to your company, please consider deleting or substantially revising this disclosure to remove any implication to the contrary. Likewise revise your disclosure on page 7.

Response: The number of employees has been revised to more adequately reflect our relationship with our employees and consultants. Further, the consultants that have assisted us in taking our company public have not obligations to us. We entered into Management Agreements with Gannon Giguiere and Mike Rountree. We have revised this disclosure to more adequately describe the employees we have.

Description of Property, page 28

20. We note your disclosure that you do not own any real property. Please disclose the arrangement by which you occupy the premises you describe. File any related materials.

Response: The description of our property has been revised – we do not have any lease or rental agreements currently.

Executive Summaries, page 30

21. You disclose that you have not entered into employment agreements with your key executives. Please reconcile this disclosure with your employment agreements in exhibits 10.1 and 10.2.

Response: This section has been revised to indicate that we have entered into employment agreements with our Chief Executive Officer and with our Chief Financial Officer.

22. Please tell us what consideration you gave to providing disclosure under Item 401(c) of Regulation S-K for your chief technology officer and other key personnel. In this regard, we note your disclosure in the third paragraph on page 7 and the last sentence on page 11.

Response: We have revised this disclosure to more adequately describe the employment agreements that we have entered into; with our Chief Executive Officer and Chief Financial Officer. We do not have employment agreements with additional employees and those consultants and advisors who have been assisting us have no significant bearing on the company as they cannot make decisions for the Company, nor can they represent the Company in any matters.

Securities and Exchange Commission Division of Corporation Finance Separation Degrees – One, Inc. File No. 333-201698 3 April, 2015 Page 7

23. The date that Mr. Giguiere began working at Eventure Interactive, Inc. is inconsistent with the information in the filings by Eventure. Please reconcile.

Response: The dates of employment with Eventure Interactive have been revised.

24. Please tell us why you disclose that Mr. Giguiere has not been subject to a bankruptcy petition during the last 10 years. In this regard, we note Mr. Giguiere’s bankruptcy disclosure in the Form S-1 by Eventure Interactive, Inc. on December 29, 2014.

Response: We have revised this section to indicate that because of a tragedy in Mr. Giguiere’s family, he had to file federal bankruptcy and it was of a personal, not business nature.

25. Please revise to disclose Mr. Rountree’s employment with Eventure Interactive, Inc.

Response: This has been revised to reflect Mr. Rountree’s employment with Eventure.

Security Ownership of Certain Beneficial Owners and Executive Management, page 33

26. Please revise your table to include the outstanding preferred stock to the extent the preferred shares have voting rights.

Response: We have revised this table to show the voting rights of the preferred shares.

Certain Relationships and Related Transactions, page 34

27. Please provide materially complete descriptions of your related party transactions with Mr. Giguiere with regard to the Asset Purchase Agreement. Also provide a complete description of the common share purchases by the individuals in the table on page 33. Refer to Item 404(d)(1) and Instruction 1.b.i to Item 404(a) of Regulation S-K.

Response: This section has been revised to include related party transactions between Mr. Giguiere, the Asset Purchase Agreement, Eventure, Mr. Giguiere’s role in Eventure, Mr. Rountrees’ role in Eventure and the purchase of the shares in the table on page 33 has been revised to include a complete description.

Securities and Exchange Commission Division of Corporation Finance Separation Degrees – One, Inc. File No. 333-201698 3 April, 2015 Page 8

Recent Sale/Issuance of Unregistered Securities, page 34

28. Please remove the statement that you have not sold securities to date, as shares “sold” in exchange for consideration otherwise than for cash must be included in this section. Refer to Item 701(c) of Regulation S-K.

Response: This statement has been revised to remove the statement that we have not sold securities to date.

29. Your statement in the third paragraph that you are registering shares of common stock for services or under service agreement is inconsistent with your disclosure that your existing shareholders are not offering shares for sale. Please advise or revise.

Response: The language has been revised.

Consolidated Statements of Cash Flows, page F-4

30. We note that you recognized a dividend accrual of $4,452. In this regard, it appears that this dividend accrual is not a cash flow item, as of December 31, 2014, that should be presented within your consolidated statements of cash flows. As such, please revise this financial statement to remove this item from both operating and financing cash flows.

Response: This has been revised to remove the item from both operating and financing cash flows.

Other Expenses of Issuance and Distribution, page 38

31. We note that you include an entry for the SEC registration fee and for “SEC Filings.” Clarify the difference between these two entries. We also note that the “Miscellaneous Expenses” of $57,035.20 consists of the majority of your issuance and distribution expenses. Please tell us the nature of these expenses. Refer to Item 511 of Regulation S-K, which requires issuance and distribution expenses to be reasonably itemized.

Response: We have revised this section to provide more detail in the estimated expenses of the issuance and distribution.

Securities and Exchange Commission Division of Corporation Finance Separation Degrees – One, Inc. File No. 333-201698 3 April, 2015 Page 9

Indemnification of Directors and Officers, page 38

32. Please tell us which provision in your bylaws provides for an advance of expenses incurred by officers and directors in proceedings as described in the last two paragraphs of this section.

Response: This has been revised to show that this provision exists in the Certificate of Incorporation. The provision is not in the Bylaws, but in Article VIII of our Certificate of Incorporation.

Signatures

33. The registration statement must be signed by the principal accounting officer or controller, or the person performing that function. Please revise your amended filing as appropriate to indicate who is signing the registration statement in this capacity.

Response: We have added the principal accounting officer as a signatory.

Exhibits, page 39

34. Please tell us what consideration you gave to filing and, where appropriate, providing a materially complete description of your Consulting Agreements entered into with JV Holdings, LLC and Amy Swanson Munro Chaffe.

Response: We have eliminated reference to Consulting Agreements with JV Holdings, LLC and Amy Swanson Munro Chaffe as they are immaterial and made in the course of daily business. Neither JV Holdings, nor Ms. Chaffe will make or are expected to make any material contributions to the Company and do not, nor will they have, control over the Company.

Exhibit 3.1

35. Please refile Exhibit 3.1 in proper electronic format. We refer you to Section 2.1 of the EDGAR Filer Manual-Volume II and Rule 102 of Regulation S-T for further guidance.

Response: Exhibit 3.1 is filed in proper electronic format with the S-1/A Registration Statement.

Securities and Exchange Commission Division of Corporation Finance Separation Degrees – One, Inc. File No. 333-201698 3 April, 2015 Page 10

Exhibit 4.1

36. The stock certificate you provided is blank. Please provide a form of common stock certificate for your company.

Response: We have filed a form of common stock certificate for the Company.

Exhibit 5.1

37. Your legal opinion appears to opine on securities that you are not registering for sale. Please have counsel revise to eliminate these shares from the opinion or advise. In addition, because the 20,000,000 shares of common stock are not yet outstanding, please have counsel provide an opinion confirming that the shares will be, when sold, validly issued, fully paid, and non-assessable. Refer to section II.B.1.a of Staff Legal Bulletin No.19 (October 14, 2011) and file a revised opinion.

Response: The legal opinion letter has been revised to reflect that when sold, the shares will be validly issued, fully paid and non-assessable.

Exhibit 10.3

38. Please provide us your analysis regarding the validity of the transfer of the assets described in Schedule 1.01(a). In this regard, we note your representation in Section 3.02 that there are 500,000,000 authorized shares of preferred. We also note Section 5.01 regarding the accuracy of representations.

Response: We have revised this section – it was meant to be 250,000,000 authorized shares of Preferred and was inadvertently typed as 500,000,000.

Securities and Exchange Commission Division of Corporation Finance Separation Degrees – One, Inc. File No. 333-201698 3 April, 2015 Page 11

39. Please tell us how the software platform sold by Mr. Giguiere differs from the platform described in the November 21, 2012 Asset Purchase Agreement among Gannon Giguiere, Alan Johnson, Local Event Media, Inc. and Live Event Media, Inc. filed as an exhibit to a Form 8-K on November 28, 2012 by Live Event Media, Inc. We note the identical description of the assets purchased and that they are now owned by Eventure Interactive, Inc., an entity in which Messrs. Giguiere and Rountree are executive officers and which shares the same address as you.

Response: The software platform sold by Mr. Giguiere to Separation Degrees, One, Inc. is (1) a Social e-Commerce software platform, highly customized for the direct online sales and analytical needs of our customers, and (2) a product on-boarding, price management and analytical software platform that enables our customers to manage product listings, inventory availability, pricing optimization, search terms, data analytics and other critical functions, all through a single interface.

The software platform described in the November 21, 2012 Asset Purchase Agreement was a software platform created for social networking of users looking to gather locally at events.

The two platforms are completely different, serve completely different markets and are written in completely different software languages.

Thank you for your kind assistance regarding this matter. Should you have any questions, or need further information, please do not hesitate to contact me at any of the numbers listed above, or Mr. Gannon Giguiere at (949) 500-6960.

With best regards,

Sharon D. Mitchell